Exhibit 99.1

 Condensed Interim Consolidated Statements of Financial Position

 (Unaudited - Expressed in thousands of U.S. dollars except for share amounts)

	At March 31 2017	At December 31 2016
ASSETS
Current
Cash and cash equivalents (note 5)	$43,548	$11,838
Trade and other receivables (note 6)	2,360	2,403
Inventories (note 7)	2,298	2,381
Prepaid expenses and other	491	491
	48,697	17,113

Non-Current
Inventories-ore in stockpiles (note 7)	1,577	1,562
Investments (note 8)	6,718	3,760
Investments in associates (note 9)	4,692	4,692
Restricted cash and investments (note 10)	9,686	2,314
Property, plant and equipment (note 11)	188,776	187,982
Total assets	$260,146	$217,423

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,328	$4,141
Current portion of long-term liabilities:
Deferred revenue (note 12)	2,199	-
Post-employment benefits (note 13)	188	186
Reclamation obligations (note 14)	796	810
Debt obligations (note 15)	175	276
Other liabilities (note 16)	2,883	1,847
	10,569	7,260

Non-Current
Deferred revenue (note 12)	27,509	-
Post-employment benefits (note 13)	1,650	1,646
Reclamation obligations (note 14)	20,414	20,155
Other liabilities (note 16)	-	630
Deferred income tax liability	14,462	15,021
Total liabilities	74,604	44,712

EQUITY
Share capital (note 17)	1,151,758	1,140,631
Share purchase warrants (note 18)	333	-
Contributed surplus	54,453	54,306
Deficit	(962,086)	(961,440)
Accumulated other comprehensive loss (note 20)	(58,916)	(60,786)
Total equity	185,542	172,711
Total liabilities and equity	$260,146	$217,423

Issued and outstanding common shares (note 17)	559,070,902	540,722,365

The accompanying notes are integral to the condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Income (Loss) and

Comprehensive Income (Loss)

 (Unaudited - Expressed in thousands of U.S. dollars except for share and per share amounts)

	Three Months Ended
	March 31 2017	March 31 2016

REVENUES (note 22)	$2,601	$3,330

EXPENSES
Operating expenses (note 21)	(2,464)	(2,409)
Exploration and evaluation (note 22)	(4,210)	(4,603)
General and administrative (note 22)	(2,331)	(1,040)
Foreign exchange	(85)	(1,987)
Other income (expense) (note 21)	3,508	(158)
	(5,582)	(10,197)
Loss before finance charges	(2,981)	(6,867)
Finance expense (note 21)	(199)	(232)
Loss before taxes	(3,180)	(7,099)
Income tax recovery (note 24)
Deferred	2,534	2,654
Loss from continuing operations	(646)	(4,445)
Net loss from discontinued operations (note 4)	-	(5,162)
Net loss for the period	$(646)	$(9,607)

Other comprehensive income (loss):
Items that may be reclassified to income (loss):
Unrealized gain on investments-net of tax
Continuing operations	(3)	-
Foreign currency translation change
Continuing operations	1,873	12,142
Discontinued operations	-	5,333
Comprehensive income for the period	$1,224	$7,868

Basic and diluted net income (loss) per share:
Continuing operations	0.00	(0.01)
Discontinued operations	0.00	(0.01)
All operations	$0.00	$(0.02)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	543,783	518,439

The accompanying notes are integral to the condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Changes in Equity

 (Unaudited - Expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31 2017	March 31 2016

Share capital
Balance-beginning of period	$1,140,631	$1,130,779
Shares issued-net of issue costs	13,942	-
Flow-through share premium	(2,839)	-
Share options exercised-cash	9	-
Share options exercised-non cash	15	-
Balance-end of period	1,151,758	1,130,779

Share purchase warrants
Balance-beginning of period	-	-
Warrants issued in connection with APG Arrangement (note 18)	333	-
Balance-end of period	333	-

Contributed surplus
Balance-beginning of period	54,306	53,965
Stock-based compensation expense	162	94
Share options exercised-non cash	(15)	-
Balance-end of period	54,453	54,059

Deficit
Balance-beginning of period	(961,440)	(944,097)
Net loss	(646)	(9,607)
Balance-end of period	(962,086)	(953,704)

Accumulated other comprehensive loss
Balance-beginning of period	(60,786)	(73,592)
Unrealized gain on investments	(3)	-
Foreign currency translation	1,873	17,475
Balance-end of period	(58,916)	(56,117)

Total Equity
Balance-beginning of period	172,711	167,055
Balance-end of period	$185,542	$175,017

The accompanying notes are integral to the condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Cash Flow

(Unaudited - Expressed in thousands of U.S. dollars)

	Three Months Ended
CASH PROVIDED BY (USED IN):	March 31 2017	March 31 2016

OPERATING ACTIVITIES
Net loss for the period	$(646)	$(9,607)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	1,334	1,097
Stock-based compensation (note 19)	162	94
Recognition of deferred revenue (note 12)	(354)	-
Gain on other liability revisions (note 16)	(679)	-
Gains on asset disposals	(4)	(22)
Losses (gains) on investments	(2,938)	111
Deferred income tax recovery	(2,534)	(2,654)
Foreign exchange losses	86	6,909
Deferred revenue (note 12)	30,201	-
Post-employment benefits (note 13)	(25)	(28)
Reclamation obligations (note 14)	(199)	(138)
Change in non-cash working capital items (note 21)	644	5,482
Net cash provided by operating activities	25,048	1,244

INVESTING ACTIVITIES
Expenditures on property, plant and equipment	(62)	(215)
Proceeds on sale of property, plant and equipment	4	24
Increase in restricted cash and investments	(7,384)	(464)
Net cash used in investing activities	(7,442)	(655)

FINANCING ACTIVITIES
Repayment of debt obligations	(104)	(116)
Issuance of common shares for:
New share issues-net of issue costs	13,942	-
Share options exercised	9	-
Net cash provided by (used in) financing activities	13,847	(116)

Increase in cash and cash equivalents	31,453	473
Foreign exchange effect on cash and cash equivalents	257	339
Cash and cash equivalents, beginning of period	11,838	5,367
Cash and cash equivalents, end of period	$43,548	$6,179

The accompanying notes are integral to the condensed interim consolidated financial statements

Notes to the Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2017

(Unaudited - Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 60% interest in the Wheeler River Joint Venture (“WRJV”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill provides toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties. In addition, the Company has varying ownership interests in a number of other development and exploration projects located in Canada.

The Company provides mine decommissioning and decommissioned site monitoring services to third parties through its Denison Environmental Services (“DES”) division and is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

2.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2016. The Company’s presentation currency is U.S. dollars.

These financial statements were approved by the board of directors for issue on May 2, 2017.

3.	SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Significant Accounting Policies

The significant accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2016. The Company uses the following accounting policy in accounting for deferred revenue from toll milling:

(a)	Deferred Revenue – Toll Milling

Deferred revenue associated with toll milling services consists of an upfront cash payment received by the Company in exchange for the monetization of its rights to proceeds from future toll milling activities under the applicable toll milling agreement. The Company recognizes revenue on a pro-rata basis, based on the actual cash receipts from toll milling received in the period as a percentage of the total undiscounted cash receipts expected to be received under the applicable toll milling agreement.

Comparative Numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

Critical Accounting Estimates and Judgements

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Management has made significant estimates and judgements in the current period related to the following items that are in addition to those included in the financial statements for the year ended December 31, 2016:

(a)	Deferred Revenue – Toll Milling

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly-owned subsidiaries (collectively “APG”). Under the arrangement, Denison monetized its right to receive future toll milling cash receipts from July 1, 2016 onwards from the MLJV under the current toll milling agreement with the CLJV (see note 12) for an upfront cash payment. The arrangement consisted of a loan structure and a stream arrangement (collectively, the “APG Arrangement”). Significant judgement was required to determine whether the APG Arrangement should be accounted for as a financial obligation (ie: debt) or deferred revenue.

Key factors that support the deferred revenue conclusion reached by management include, but are not limited to: a) Limited Recourse loan structure – amounts due to APG are generally repayable only to the extent of Denison’s share of the toll milling revenues earned by the MLJV from the processing of the first 215 million pounds of U308 from the Cigar Lake mine on or after July 1, 2016, under the terms of the current Cigar Lake toll milling agreement; and b) No Warranty of the Future Rate of Production - no warranty is provided by Denison to APG regarding the future rate of production at the Cigar Lake mine and / or the McClean Lake mill, or the amount and / or collectability of cash receipts to be received by the MLJV in respect of toll milling of Cigar Lake ore.

4.	DISCONTINUED OPERATIONS

Discontinued Operation – Africa Mining Division

On June 10, 2016, the Company completed a transaction with GoviEx Uranium Inc. (“GoviEx”) to sell its mining assets and operations located in Africa (the “Africa Mining Division”). The primary assets of the African Mining Division at that time were the mineral property rights for the Falea, Mutanga and Dome projects.

The consolidated statement of income (loss) for the Africa Mining Division discontinued operation for the three months ended March 31, 2017 and 2016 is as follows:

	Three Months Ended

	March 31	March 31
(in thousands)	2017	2016

Expenses
Operating expenses	$-	$(56)
Exploration and evaluation	-	(47)
General and administrative	-	(157)
Foreign exchange
Transactional	-	(4,922)
Translational	-	-
Other income (expense)
Gains on disposal of plant and equipment	-	20
Other	-	-
Loss before taxes	-	(5,162)
Income tax recovery (expense)	-	-
Net loss for the period	-	(5,162)
Loss on disposal	-	-
Loss from discontinued operations	$-	$(5,162)
Cash flows for the Africa Mining Division discontinued operation for the three months ended March 31, 2017 and 2016 is as follows:
	Three Months Ended

	March 31	March 31
(in thousands)	2017	2016

Cash inflow (outflow):
Operating activities	$-	$(194)
Investing activities	-	(97)
Net cash outflow for the period	$-	$(291)

5.	CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At March 31	At December 31
(in thousands)	2017	2016

Cash	$40,424	$5,159
Cash in MLJV and MWJV	776	1,160
Cash equivalents	2,348	5,519
	$43,548	$11,838

6.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At March 31	At December 31
(in thousands)	2017	2016

Trade receivables	$2,005	$1,792
Receivables in MLJV and MWJV	211	583
Sales tax receivables	135	18
Sundry receivables	9	10
	$2,360	$2,403

7.	INVENTORIES

The inventories balance consists of:

	At March 31	At December 31
(in thousands)	2017	2016

Uranium concentrates and work-in-progress	$395	$392
Inventory of ore in stockpiles	1,577	1,562
Mine and mill supplies in MLJV	1,903	1,989
	$3,875	$3,943

Inventories-by balance sheet presentation:
Current	$2,298	$2,381
Long-term-ore in stockpiles	1,577	1,562
	$3,875	$3,943

8.	INVESTMENTS

The investments balance consists of:

	At March 31	At December 31
(in thousands)	2017	2016

Investments:
Equity instruments-fair value through profit and loss	$6,706	$3,745
Equity instruments-available for sale	12	15
	$6,718	$3,760

Investments-by balance sheet presentation:
Current	$-	$-
Long-term	6,718	3,760
	$6,718	$3,760

9.	INVESTMENT IN ASSOCIATES

The investment in associates balance consists of:

	At March 31	At December 31
(in thousands)	2017	2016
Investment in associates-by investee:
GoviEx	$4,692	$4,692
	$4,692	$4,692

GoviEx is a mineral resource company focused on the exploration and development of its uranium properties located in Africa. GoviEx maintains a head office located in Canada and is a public company listed on the TSX Venture Exchange. At March 31, 2017 Denison held an approximate 20.68% interest in GoviEx based on publicly available information (December 31, 2016: 20.68%) and has one director appointed to the GoviEx board of directors. Through the extent of its share ownership interest and its seat on the board of directors, Denison has the ability to exercise significant influence over GoviEx and accordingly, is using the equity method to account for this investment.

An adjustment for Denison’s share of GoviEx’s earnings or loss / capital transactions for the three months ending March 31, 2017 has not yet been made as these adjustments are recorded one quarter in arrears due to the information not yet being publicly available.

The trading price of GoviEx on March 31, 2017 was CAD$0.26 per share which corresponds to a quoted market value of CAD$16,937,000 or $12,735,000 (December 31, 2016: CAD$9,772,000 or $7,278,000) for the Company’s investment in GoviEx.

10.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize a portion of its reclamation obligations. The restricted cash and investments balance consists of:

	At March 31	At December 31
(in thousands)	2017	2016

Cash and cash equivalents	$2,919	$277
Investments	6,767	2,037
	$9,686	$2,314

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$2,817	$2,213
Letters of credit facility pledged assets	6,767	-
Letters of credit additional collateral	102	101
	$9,686	$2,314

Elliot Lake Reclamation Trust Fund

During the three months ended March 31, 2017, the Company deposited an additional $693,000 (CAD$917,000) into the Elliot Lake Reclamation Trust Fund and withdrew $118,000 (CAD$156,000).

Letters of Credit Facility Pledged Assets

During the three months ended March 31, 2017, the Company deposited CAD$9,000,000 with the Bank of Nova Scotia (“BNS”) as pledged restricted cash and investments pursuant to its obligations under an amended and extended letters of credit facility (see notes 12, 14 and 15)

Letters of Credit Additional Collateral

As at March 31, 2017, the Company had on deposit an additional CAD$135,000 of cash collateral with BNS in respect of the portion of its issued reclamation letters of credit in excess of the collateral available under its letters of credit facility (see notes 14 and 15).

11.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

		At March 31	At December 31
(in thousands)		2017	2016

Plant and equipment:
Cost		$73,356	$72,601
Construction-in-progress		4,823	4,821
Accumulated depreciation		(13,755)	(12,609)
Net book value		$64,424	$64,813

Mineral properties:
Cost		$124,524	$123,340
Accumulated amortization		(172)	(171)
Net book value		$124,352	$123,169
Total net book value		$188,776	$187,982
The property, plant and equipment continuity summary is as follows:
		Accumulated
		Amortization /	Net
(in thousands)	Cost	Depreciation	Book Value

Plant and equipment:
Balance-December 31, 2016	$77,422	$(12,609)	$64,813
Additions	53	-	53
Amortization	-	(36)	(36)
Depreciation	-	(1,028)	(1,028)
Disposals	(34)	34	-
Foreign exchange	738	(116)	622
Balance-March 31, 2017	$78,179	$(13,755)	$64,424

Mineral properties:
Balance-December 31, 2016	$123,340	$(171)	$123,169
Additions	9	-	9
Impairment	-	-	-
Foreign exchange	1,175	(1)	1,174
Balance-March 31, 2017	$124,524	$(172)	$124,352

Plant and Equipment

Canada Mining Segment

The Company has a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. A toll milling agreement has been signed with the participants in the CLJV that provides for the processing of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill receive a toll milling fee and other benefits. In determining the units of production amortization rate for the McClean Lake mill, the amount of production attributable to the mill assets has been adjusted to include Denison’s expected share of mill feed related to the CLJV toll milling contract.

DES

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

Canada Mining Segment

As at March 31, 2017, the Company has various interests in development and exploration projects located in Canada which are held directly or through option or various contractual agreements. Significant updates from the December 31, 2016 year-end are listed below.

Wheeler River

On January 10, 2017, Denison executed an agreement with the partners of the WRJV that will result in Denison having the potential to increase its ownership in the WRJV from 60% up to approximately 66% by the end of fiscal 2018. Under the terms of the agreement, the partners have agreed to allow for a one-time election by Cameco Corp. (“Cameco”) to fund 50% of its ordinary 30% share of the WRJV expenses for fiscal 2017 and 2018. The shortfall in Cameco’s contribution will be funded by Denison in exchange for a transfer of a portion of Cameco’s interest in the WRJV. Accordingly, Denison’s share of the WRJV expenses will be 75% in fiscal 2017 and 2018.

Moon Lake South

In January 2016, the Company entered into an option agreement with CanAlaska Uranium Ltd (“CanAlaska”) to earn an interest in CanAlaska’s Moon Lake South project located in the Athabasca Basin in Saskatchewan. As at March 31, 2017, the Company has spent CAD$179,000 towards the first stage of the option.

12.	DEFERRED REVENUE

The deferred revenue balance consists of:

	At March 31	At December 31
(in thousands)	2017	2016

Deferred revenue – toll milling	$29,708	$-
	$29,708	$-

Deferred revenue -by balance sheet presentation:
Current	$2,199	$-
Non-current	27,509	-
	$29,708	$-
The deferred revenue liability continuity summary is as follows:
(in thousands)

Balance-December 31, 2016		$-
Proceeds of APG Arrangement, net
Upfront proceeds amount		32,860
Less: toll milling cash receipts from July 1, 2016 to January 31, 2017		(2,659)
Revenue earned during the period		(354)
Foreign exchange		(139)
Balance-March 31, 2017		$29,708

Arrangement with Anglo Pacific Group PLC

On February 13, 2017, Denison closed an arrangement with APG under which Denison received an upfront payment of $32,860,000 (CAD$43,500,000) in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards.

The APG Arrangement represents a contractual obligation of Denison to pay onward to APG any cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill. The Company has reflected payments made to APG of $2,659,000 (CAD$3,520,000), representing the Cigar Lake toll milling cash receipts received by Denison in respect of toll milling activity for the period from July 1, 2016 through January 31, 2017, as a reduction of the initial upfront amount received and has reduced the initial deferred revenue balance to $30,201,000 (CAD$39,980,000).

The Company’s share of toll milling revenue for January 2017, prior to the closing of the transaction with APG, of $444,000 has been recognized as toll milling revenue in the quarter ending March 31, 2017. Following the closing of the APG Arrangement, the Company recognized $354,000 in additional toll milling revenue from the draw-down of deferred revenue, based on the receipt of CAD$507,000 in toll milling cash receipts, in accordance with its accounting policy in note 3.

Additional details of the APG Arrangement are as follows:

•

Amendment and Extension of BNS Letters of Credit Facility – In conjunction with the APG Arrangement, the terms of the 2016 BNS Letters of Credit Facility between BNS and Denison have been amended to reflect certain changes required to facilitate an Intercreditor Agreement between APG, BNS and Denison (see note 15).

In connection with the closing of the APG Arrangement, Denison reimbursed APG for $100,000 in due diligence costs and granted 1,673,077 share purchase warrants to APG in satisfaction of a $333,000 (CAD$435,000) arrangement fee payable. The warrants have an exercise price of CAD$1.27 per share and will be exercisable for a period of 3 years from the date of closing of the financing (see note 18).

13.	POST-EMPLOYMENT BENEFITS

The post-employment benefits balance consists of:

	At March 31	At December 31
(in thousands)	2017	2016

Accrued benefit obligation	$1,838	$1,832
	$1,838	$1,832

Post-employment benefits liability-by balance sheet presentation:
Current	$188	$186
Non-current	1,650	1,646
	$1,838	$1,832

The post-employment benefits continuity summary is as follows:

(in thousands)

Balance-December 31, 2016	$1,832
Accretion	14
Benefits paid	(25)
Foreign exchange	17
Balance-March 31, 2017	$1,838

14.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At March 31	At December 31
(in thousands)	2017	2016

Reclamation liability-by location:
Elliot Lake	$12,557	$12,470
McClean and Midwest Joint Ventures	8,637	8,479
Other	16	16
	$21,210	$20,965

Reclamation and remediation liability-by balance sheet presentation:
Current	796	810
Non-current	20,414	20,155
	$21,210	$20,965

The reclamation obligations continuity summary is as follows:

(in thousands)

Balance-December 31, 2016	$20,965
Accretion	245
Expenditures incurred	(199)
Foreign exchange	199
Balance-March 31, 2017	$21,210

Site Restoration: Elliot Lake

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 10).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. As at March 31, 2017, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of Environment, totalling CAD$24,135,000 relating to an approved reclamation plan dated March 2016.

15.	DEBT FACILITIES

Letters of Credit Facility

The Company’s current letters of credit facility with BNS has a maturity date of January 31, 2018 and allows for credit to be extended to the Company for up to CAD$24,000,000. Use of the facility is restricted to non-financial letters of credit in support of reclamation obligations (see note 14).

The facility contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $150,000,000 and a pledge of CAD$9,000,000 in restricted cash and investments as collateral for the facility (see note 10). As additional security for the facility, DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. The facility is subject to letter of credit fees of 2.40% (0.40% on the first CAD$9,000,000) and standby fees of 0.75%.

At March 31, 2017, the Company is in compliance with its facility covenants and CAD$24,000,000 (December 31, 2016: CAD$24,000,000) of the facility is being utilized as collateral for letters of credit issued in respect of the reclamation obligations for the MLJV and MWJV. During the three months ended March 31, 2017, the Company incurred letter of credit fees of $85,000.

16.	OTHER LIABILITIES

The other liabilities balance consists of:

	At March 31	At December 31
(in thousands)	2017	2016

Unamortized fair value of toll milling contracts	$-	$674
Flow-through share premium obligation (note 17)	2,883	1,803
	$2,883	$2,477

Other long-term liabilities-by balance sheet presentation:
Current	$2,883	$1,847
Non-current	-	630
	$2,883	$2,477

In February 2017, in conjunction with the APG Arrangement, the Company extinguished the remaining unamortized fair value of its toll milling contract liabilities and recognized a gain of $679,000 as a component of “Other income (expense)” – see note 21.

17.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares

Balance at December 31, 2016	540,722,365	$1,140,631

Issued for cash:
Share issue proceeds	18,337,000	14,806
Share issue costs	-	(864)
Share option exercises	16,566	9
Share option exercises-fair value adjustment	-	15
Flow-through share premium liability	-	(2,839)
Share cancellations	(5,029)	-
	18,348,537	11,127
Balance at March 31, 2017	559,070,902	$1,151,758

New Issues

In March 2017, Denison completed a private placement of 18,337,000 shares of Denison for gross proceeds of $14,806,000 (CAD$20,000,290). The aggregate share offering is comprised of the following three elements: (1) a “Common Share” offering which consists of 5,790,000 common shares of Denison at a price of CAD$0.95 per share for gross proceeds of CAD$5,500,500; (2) a “Tranche A Flow-Through” offering which consists of 8,482,000 flow-through shares at a price of CAD$1.12 per share for gross proceeds of CAD$9,499,840; and (3) a “Tranche B Flow-Through” offering which consists of 4,065,000 flow-through shares at a price of CAD$1.23 per share for gross proceeds of CAD$4,999,950. The income tax benefits of the flow-through elements of this issue will be renounced to subscribers no later than December 31, 2017. The related flow-through share premium liabilities are included as a component of other liabilities on the balance sheet at March 31, 2017 (see note 16).

Share Cancellations

In January 2017, 5,029 shares were cancelled in connection with the January 2014 acquisition of the minority interest of Rockgate Capital Corp (“RCC”). RCC shareholders were entitled to exchange their RCC shares for shares of Denison in accordance with the share exchange ratio established for the acquisition. In January 2017, this right expired and the un-exchanged shares for which shareholders had not elected to exercise their exchange rights were subsequently cancelled.

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at March 31, 2017, the Company estimates that it has incurred CAD$4,993,000 of its obligation to spend CAD$12,405,000 on eligible exploration expenditures as a result of the issuance of flow-through shares in May 2016. The Company renounced the income tax benefits of this issue in February 2017, with an effective date of renunciation to its subscribers of December 31, 2016. In conjunction with the renunciation, the flow-through share premium liability has been reversed and recognized as part of the deferred tax recovery (see notes 16 and 24).

As at March 31, 2017, the Company has not incurred any expenditures towards its obligation to spend CAD$9,499,840 on eligible exploration expenditures as a result of the issuance of Tranche A flow-through shares in March 2017.

As at March 31, 2017, the Company has not incurred any expenditures towards its obligation to spend CAD$4,999,950 on eligible exploration expenditures as a result of the issuance of Tranche B flow-through shares in March 2017.

18.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

(in thousands except share amounts)	Weighted Average Exercise Price Per Share (CAD$)	Number of Common Shares Issuable	Fair Value Amount

Balance-December 31, 2016	$-	-	$-

Warrants issued in connection with APG Arrangement (note 12)	1.27	1,673,077	333
Balance-March 31, 2017	$1.27	1,673,077	$333

The February 2017 warrants were issued in conjunction with the APG Arrangement (see note 12) and expire on February 14, 2020.

19.	STOCK OPTIONS

A continuity summary of the stock options granted under the Company’s stock-based compensation plan is presented below:

	Number of Common Shares	Weighted- Average Exercise Price per Share (CAD$)

Stock options outstanding - beginning of period	6,938,179	$1.06
Granted	6,419,400	0.85
Exercises (1)	(16,566)	0.71
Expiries	(789,524)	1.42
Forfeitures	(63,500)	0.64
Stock options outstanding - end of period	12,487,989	$0.93
Stock options exercisable - end of period	4,774,964	$1.12

(1)	The weighted average share price at the date of exercise was CAD$0.93.

A summary of the Company’s stock options outstanding at March 31, 2017 is presented below:

Range of Exercise Prices per Share (CAD$)	Weighted Average Remaining Contractual Life (Years)	Number of Common Shares	Weighted- Average Exercise Price per Share (CAD$)

Stock options outstanding
$ 0.50 to $ 0.99	4.46	9,339,989	$0.78
$ 1.00 to $ 1.19	2.78	1,373,000	1.10
$ 1.20 to $ 1.39	0.94	857,000	1.30
$ 1.40 to $ 1.99	1.93	918,000	1.82
Stock options outstanding - end of period	3.85	12,487,989	$0.93

Options outstanding at March 31, 2017 expire between August 2017 and March 2022.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the assumptions used in the model to determine the fair value of options granted:

Three Months Ended March 31, 2017

Risk-free interest rate	0.11%
Expected stock price volatility	44.77%
Expected life	3.4 years
Expected dividend yield	-
Fair value per share under options granted	CAD$0.29

The fair values of stock options with vesting provisions are amortized on a graded method basis as stock-based compensation expense over the applicable vesting periods. Included in the statement of income (loss) is stock-based compensation of $162,000 for the three months ended March 31, 2017 and $94,000 for the three months ended March 31, 2016. At March 31, 2017, an additional $1,323,000 in stock-based compensation expense remains to be recognized up until March 2019.

20.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The accumulated other comprehensive income (loss) balance consists of:

(in thousands)	At March 31 2017	At December 31 2016

Cumulative foreign currency translation	$(59,498)	$(61,371)
Unamortized experience gain-post employment liability
Gross	786	786
Tax effect	(208)	(208)
Unrealized gains on investments
Gross	4	7
	$(58,916)	$(60,786)

21.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses from continuing operations are as follows:

	Three Months Ended
(in thousands)	March 31 2017	March 31 2016

Cost of goods and services sold:
Operating overheads:
Mining, other development expense	$(97)	$(124)
Milling, conversion expense	(932)	(609)
Less absorption:
-Mineral properties	9	12
Cost of services	(1,408)	(1,654)
Cost of goods and services sold	(2,428)	(2,375)
Reclamation asset amortization	(36)	(34)
Operating expenses	$(2,464)	$(2,409)

The components of other income (expense) for continuing operations are as follows:
	Three Months Ended
(in thousands)	March 31 2017	March 31 2016

Gains (losses) on:
Disposal of property, plant and equipment	$4	$2
Investment fair value through profit (loss)	2,938	(111)
Extinguishment of toll milling contract liability (note 16)	679
Other	(113)	(49)
Other income (expense)	$3,508	$(158)

The components of finance income (expense) for continuing operations are as follows:

	Three Months Ended
(in thousands)	March 31 2017	March 31 2016

Interest income	$62	$9
Interest expense	(2)	(2)
Accretion expense-reclamation obligations	(245)	(218)
Accretion expense-post-employment benefits	(14)	(21)
Finance expense	$(199)	$(232)

A summary of depreciation expense recognized in the statement of income (loss) is as follows:
	Three Months Ended
(in thousands)	March 31 2017	March 31 2016

Continuing operations:
Operating expenses
Mining, other development expense	$(2)	$(6)
Milling, conversion expense	(932)	(609)
Cost of services	(64)	(64)
Exploration and evaluation	(22)	(13)
General and administrative	(8)	(7)
Discontinued operations	-	(26)
Depreciation expense-gross	$(1,028)	$(725)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:
	Three Months Ended
(in thousands)	March 31 2017	March 31 2016

Continuing operations:
Salaries and short-term employee benefits	$(1,755)	$(1,635)
Share-based compensation	(162)	(94)
Termination benefits	(13)	(11)
Discontinued operations	-	(143)
Employee benefits expense	$(1,930)	$(1,883)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:
	Three Months Ended
(in thousands)	March 31 2017	March 31 2016

Change in non-cash working capital items:
Trade and other receivables	$66	$2,084
Inventories	106	200
Prepaid expenses and other assets	(10)	161
Accounts payable and accrued liabilities	482	3,037
Change in non-cash working capital items	$644	$5,482

22.	SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Mining segment, the Environmental Services segment and the Corporate and Other segment. The Mining segment has historically been further subdivided into geographic regions, being Canada, Africa and Asia, and includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Africa and Asia Mining segments were disposed of in 2016 and 2015 respectively and are reported under discontinued operations in the tables below (see note 4). The Environmental Services segment includes the results of the Company’s environmental services business, DES. The Corporate and Other segment includes management fee income earned from UPC and general corporate expenses not allocated to the other segments. Management fee income has been included with general corporate expenses due to the shared infrastructure between the two activities.

For the three months ended March 31, 2017, reportable segment results were as follows:

(in thousands)	Canada Mining	DES	Corporate and Other	Total Continuing Operations	Total Discontinued Operations

Statement of Operations:
Revenues	798	1,496	307	2,601	-

Expenses:
Operating expenses	(1,056)	(1,378)	(30)	(2,464)	-
Exploration and evaluation	(4,210)	-	-	(4,210)	-
General and administrative	-	-	(2,331)	(2,331)	-
	(5,266)	(1,378)	(2,361)	(9,005)	-
Segment income (loss)	(4,468)	118	(2,054)	(6,404)	-

Revenues – supplemental:
Environmental services	-	1,496	-	1,496	-
Management fees	-	-	307	307	-
Toll milling services	798	-	-	798	-
	798	1,496	307	2,601	-

Capital additions:
Property, plant and equipment	62	-	-	62	-

Long-lived assets:
Plant and equipment
Cost	74,700	3,258	221	78,179	-
Accumulated depreciation	(11,769)	(1,906)	(80)	(13,755)	-
Mineral properties	124,352	-	-	124,352	-
	187,283	1,352	141	188,776	-

For the three months ended March 31, 2016, reportable segment results were as follows:

(in thousands)	Canada Mining	DES	Corporate and Other	Total Continuing Operations	Total Discontinued Operations

Statement of Operations:
Revenues	1,204	1,753	373	3,330	-

Expenses:
Operating expenses	(755)	(1,508)	(146)	(2,409)	(56)
Exploration and evaluation	(4,603)	-	-	(4,603)	(47)
General and administrative	-	-	(1,040)	(1,040)	(157)
	(5,358)	(1,508)	(1,186)	(8,052)	(260)
Segment income (loss)	(4,154)	245	(813)	(4,722)	(260)

Revenues – supplemental:
Environmental services	-	1,753	-	1,753	-
Management fees	-	-	373	373	-
Toll milling services	1,204	-	-	1,204	-
	1,204	1,753	373	3,330	-

Capital additions:
Property, plant and equipment	37	59	-	96	121

Long-lived assets:
Plant and equipment
Cost	77,246	3,338	226	80,810	1,457
Accumulated depreciation	(9,983)	(1,758)	(47)	(11,788)	(1,198)
Mineral properties	127,228	-	-	127,228	3,389
	194,491	1,580	179	196,250	3,648

23.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC with an effective start date of April 1, 2016 and a term of three years. Under the agreement, Denison receives the following fees from UPC: a) a base fee of CAD$400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of CAD$100 million and up to and including CAD$500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of CAD$500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended
(in thousands)	March 31 2017	March 31 2016

Management fees:
Base and variable fees	$295	$373
Commission fees	12	-
	$307	$373

At March 31, 2017, accounts receivable includes $289,000 (December 31, 2016: $160,000) due from UPC with respect to the fees and transactions indicated above.

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

As at March 31, 2017, KEPCO, through its subsidiaries, including KHNP, holds 58,284,000 shares of Denison representing a share interest of approximately 10.43%. KEPCO, through KHNP, is also the majority member of Korea Waterbury Uranium Limited Partnership (“KWULP”). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation and Waterbury Lake Uranium Limited Partnership, entities whose key asset is the Waterbury Lake property.

Other

During the three months ended March 31, 2017, the Company incurred investor relations, administrative service fees and other expenses of $13,000 (March 31, 2016: $18,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At March 31, 2017, an amount of $nil (December 31, 2016: $nil) was due to this company.

During the three months ended March 31, 2017, the Company incurred office expenses and other expenses of $28,000 (March 31, 2016: $nil) with Lundin S.A, a company which provides office and administration services to the executive chairman, other directors and management of Denison. At March 31, 2017, an amount of $nil (December 31, 2016: $6,000) was due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended
(in thousands)	March 31 2017	March 31 2016

Salaries and short-term employee benefits	$(364)	$(277)
Share-based compensation	(130)	(53)
Key management personnel compensation	$(494)	$(330)

24.	INCOME TAXES

For the three months ended March 31, 2017, Denison has recognized deferred tax recoveries of $2,534,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $2,482,000 relating to the February 2017 renunciation of the tax benefits associated with the Company’s CAD$12,405,000 flow-through share issue in May 2016.

25.	FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets (such as equity instruments) is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at March 31, 2017 and December 31, 2016:

(in thousands)	Financial Instrument Category(1)	Fair Value Hierarchy	March 31 2017 Fair Value	December 31, 2016 Fair Value

Financial Assets:
Cash and equivalents	Category D		$43,548	$11,838
Trade and other receivables
Trade and other	Category D		2,360	2,403
Contingent consideration	Category A	Level 3	-	-
Investments
Equity instruments-shares	Category A	Level 1	1,955	1,228
Equity instruments-warrants	Category A	Level 2	4,751	2,517
Equity instruments-shares	Category B	Level 1	12	15
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C		2,817	2,213
Credit facility pledged assets	Category C		6,767	-
Reclamation letter of credit collateral	Category C		102	101
			$62,312	$20,315

Financial Liabilities:
Account payable and accrued liabilities	Category E		4,328	4,141
Debt obligations	Category E		175	276
			$4,503	$4,417

(1)

Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.